July 29, 2009

VIA EDGAR AND FACSIMILE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street N.E.

Washington, D.C. 20549

Re:	The First American Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 001-13585

Dear Mr. Rosenberg:

With reference to the SEC comment letter dated May 18, 2009 to the above-referenced filings on Form 10-K and 10-Q of our company, and our initial response thereto dated June 10, 2009, I am writing to acknowledge our receipt of the additional SEC comments which were delivered to us verbally on July 15, 2009. It is our intention to file a written response to the additional comments on or before August 14, 2009. Thank you for your continued attention to this matter.

Sincerely,

/s/ Anthony S. Piszel
Anthony S. Piszel
Chief Financial Officer and Treasurer

cc:	Vanessa Robertson
Joel Parker
Brian Lane, Gibson Dunn & Crutcher LLP